Exhibit 99.4

CERTIFICATE

I, Charlotte May, Corporate Secretary of XORTX Therapeutics Inc. (the “Corporation”), hereby certify as follows:

1.	that the Corporation has relied on section 2.20 of National Instrument 54-101 (the “Instrument”) with respect to abridging the time for the filing of the Notice of Meeting and Record Date under section 2.2(1) of the Instrument;

2.	that the Corporation has sent the proxy-related materials for the annual and special meeting of the Corporation’s shareholders to be held on Wednesday, July 20, 2022 (the “Meeting”) in compliance with the Instrument, to all registered and beneficial owners of the Corporation common shares, at least 21 days before the date fixed for the Meeting;

3.	save for the filing of this Certificate, which Certificate is filed on the date hereof, the Corporation has carried out all the requirements of the Instrument, in addition to those described in item 2.

DATED this 29th day of June, 2022.

XORTX THERAPEUTICS INC.

Per:	“Charlotte May”
Name: Charlotte May
Title: Corporate Secretary